September 21, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Joyce Sweeney
Jan Woo
Bernard Nolan

Re:	SVMK Inc.

Registration Statement on Form S-1

File No. 333-227099

Acceleration Request

            Requested Date:            September 25, 2018

            Requested Time:           4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SVMK Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-227099) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan D. Pavri at (650) 565-3574.

* * * *

Sincerely,

SVMK INC.

/s/ Alexander J. Lurie
Alexander J. Lurie
Chief Executive Officer

cc:	Lora D. Blum, SVMK Inc.

Adam M. Inglis, SVMK Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Tad J. Freese, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP